

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

March 25, 2009

By U.S. mail and facsimile

Mr. Steven J. Armond
Chief Financial Officer
American CareSource Holdings, Inc.
5429 Lyndon B. Johnson Freeway
Suite 700
Dallas, Texas 75240

> **Re:** **American CareSource Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Response Letter Dated February 3, 2009**
> **File No. 001-33094**

Dear Mr. Armond:

We have reviewed your filing and response letter and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

1. We have reconsidered your presentation of revenues and cost of revenues on a gross basis, and we will not object to your gross presentation provided you incorporate the following disclosures in your Form 10-K for the fiscal year ended December 31, 2008:

a. On the face of your consolidated statements of operations, please report the costs of revenues related to payments to ancillary healthcare service providers separately from other costs of revenues.

b. We note from your revenue recognition policy within your consolidated financial statements that you act as a principal when settling claims for service providers. Please expand your policy footnote to disclose that you are a principal in the provision of healthcare services from the perspective of the client payors.

c. Please expand your discussion and analysis of your revenue recognition policy within critical accounting policies to state that you believe you are the primary obligor for the provision of ancillary healthcare services from the perspective of your client payors and the basis for that conclusion. In addition, we believe your disclosure should provide insights into the judgments made by management as it relates to your revenue recognition policy. Therefore, please revise your disclosure to explain how you have analyzed and weighted the indicators in EITF 99-19 as it relates to your role in the provision of ancillary healthcare services. Finally, please also include disclosure that allows readers to understand the impact that net reporting would have on your income statement.

d. Discuss and analyze the costs of revenues related to payments to ancillary healthcare service providers separate from other costs of revenues within your discussion of your results of operations.

e. Include in your description of your business a flowchart of the ACS Business Model that indicates the flow of services, claims and payments between the parties within your arrangement.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Steve Lo at 202-551-3394 or Ryan Milne at 202-551-3688 if you have questions regarding these comments and related matters. Please contact me at 202-551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Beverages, Apparel
and Health Care Services

cc: Jeffrey A. Baumel, Esq.
         Via fax no. 973-912-7199